FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 4 – 6 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 23, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1123 U.S. dollar (0.8990 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2019

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s nine months ended September 30, 2019. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2019 to be announced at a press conference and published in April 2020.

The first three quarters of 2019 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,320.0 million (as compared to EUR 4,779.8 million at September 30, 2018).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2019, the Issuer was able to raise EUR 8.5 billion in the first three quarters (as compared to EUR 9.2 billion in the first three quarters of 2018).

At September 30, 2019, total assets amounted to EUR 92.6 billion (as compared to EUR 90.2 billion at September 30, 2018).

3

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2018	0.4	2.1
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.4	0.9
2nd quarter 2019	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X-13-ARIMA method.

In the second quarter of 2019, Germany’s gross domestic product (“GDP”) decreased by 0.1% compared to the first quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the first quarter of 2019, positive contributions to growth came mainly from domestic demand in the second quarter of 2019. Compared with the first quarter of 2019, both household final consumption expenditure (+0.1%) and government final consumption expenditure (+0.5%) increased in the second quarter of 2019. Capital formation also increased in the second quarter of 2019 compared to the first quarter of 2019, with fixed capital formation in machinery and equipment up 0.6% and in other fixed assets up by 1.0%. Exports recorded a stronger quarter-on-quarter decrease than imports.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.4% in the second quarter of 2019 compared to the second quarter of 2018, following increases of 0.9% in the first quarter of 2019 compared to the first quarter of 2018 and 0.6% in the fourth quarter of 2018 compared to the fourth quarter of 2017.

Source: Statistisches Bundesamt, Correction: Gross domestic product: detailed results for the 2nd quarter of 2019, press release of August 27, 2019 (https://www.destatis.de/EN/Press/2019/08/PE19_321_811.html).

4

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2

In September 2019, consumer prices in Germany increased by 1.2% compared to September 2018. Energy prices decreased by 1.1% compared to September 2018 and had a downward effect on the overall price development. Excluding energy prices, the inflation rate in September 2019 compared to September 2018 would have been 1.4%.

Compared to September 2018, food prices increased in September 2019 by 1.3%. Marked year-on-year price increases were recorded in September 2019 compared to September 2018 for meat and meat products (+4.6%) as well as fish, fish products and seadfood (+3.2%). In contrast, the prices for edible fats and oils decreased considerably (-13.4%) in the corresponding period.

The prices of goods overall increased by 0.6% in September 2019 compared to September 2018. In addition, year-on-year price increases were also recorded in September 2019 compared to September 2018 for other goods such as newspapers and periodicals (+5.1%), tobacco products (+4.3%) and new passenger cars (+2.4%). The prices of services overall increased by 1.8% in September 2019 compared to September 2018, with a major factor being the increase in net rents exclusive of heating expenses (+1.4%). Large price increases were observed for the maintenance and repair of vehicles (+5.0%), services of social facilities (+4.9%), air tickets (+4.3%), hairdresser services and other services for personal care (+3.2%) and for catering services (2.8%).

Compared to August 2019, the consumer price index remained unchanged in September 2019. Considerable month-on-month increases were recorded for clothing (+7.2%) and footwear (+2.7%). Due to the end of the summer holiday, there were seasonal price decreases for package holidays (-10.3%) and air tickets (-2.2%) in the same period.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in September 2019: +1.2% on September 2018, press release of October 11, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_399_611.html).

5

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2018	3.4	3.4
September 2018	3.3	3.3
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-13-JDemetra+ method.

Compared to August 2018, the number of employed persons increased in August 2019 by approximately 317,000 or 0.7%. Compared to July 2019, the number of employed persons increased in August 2019 by approximately 9,000 after adjustment for seasonal fluctuations.

In August 2019, the number of unemployed persons decreased by approximately 88,000 or 5.4% compared to August 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2019 stood at 1.33 million, which was a decrease of roughly 7,400 compared to July 2019. The adjusted unemployment rate was 3.1% in August 2019.

Sources: Statistisches Bundesamt, August 2019: number of persons in employment up 0.7% year on year, press release of September 30, 2019 (https://www.destatis.de/EN/Press/2019/09/PE19_384_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)
Item	January to August 2019	January to August 2018
Trade in goods, including supplementary trade items	158.3	152.5
Services	-16.6	-15.6
Primary income	54.8	50.4
Secondary income	-31.6	-27.8
Current account	164.9	159.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in August 2019: -3.9% on August 2018, press release of October 10, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_395_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on October 23, 2019.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director